--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 3
                                     TO THE
                                 SCHEDULE 13E-3


                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                           --------------------------

                           BIG FLOWER HOLDINGS, INC.

                              (NAME OF THE ISSUER)

                     R. THEODORE AMMON                                         EVERCORE PARTNERS L.L.C.
                      EDWARD T. REILLY                                       EVERCORE CAPITAL PARTNERS L.P.
                     RICHARD L. RITCHIE                                   EVERCORE CAPITAL PARTNERS (NQ) L.P.
                      BFH MERGER CORP.                              EVERCORE CAPITAL OFFSHORE PARTNERS L.P. (CAYMAN)
             THOMAS H. LEE EQUITY FUND IV, L.P.                                     EBF GROUP L.L.C.
                THL EQUITY ADVISORS IV, LLC                                    BIG FLOWER HOLDINGS, INC.

                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                     089159

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

         MARK A. ANGELSON                      AUSTIN M. BEUTNER                        ANTHONY J. DINOVI
    BIG FLOWER HOLDINGS, INC.           EVERCORE CAPITAL PARTNERS L.P.                  BFH MERGER CORP.
        3 EAST 54TH STREET            EVERCORE CAPITAL PARTNERS (NQ) L.P.                 THOMAS H. LEE
     NEW YORK, NEW YORK 10022                  EVERCORE CAPITAL                       EQUITY FUND IV, L.P.
          (212) 521-1600                       OFFSHORE PARTNERS                           THL EQUITY
                                                 L.P. (CAYMAN)                          ADVISORS IV, LLC
                                               EBF GROUP L.L.C.                     C/O THOMAS H. LEE COMPANY
                                        65 EAST 55TH STREET, 33RD FLOOR            75 STATE STREET, SUITE 2600
                                           NEW YORK, NEW YORK 10022                BOSTON, MASSACHUSETTS 02109
                                                (212) 857-3100                           (617) 227-1050

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                                 COPIES TO:
        JOSEPH B. FRUMKIN                     THOMAS C. MAZZA                      ERIC L. COCHRAN
       SULLIVAN & CROMWELL                  DEWEY BALLANTINE LLP         SKADDEN, ARPS, SLATE, MEAGHER & FLOM
         125 BROAD STREET               1301 AVENUE OF THE AMERICAS                      LLP
     NEW YORK, NEW YORK 10004             NEW YORK, NEW YORK 10019                 919 THIRD AVENUE
          (212) 558-4000                       (212) 259-8000                  NEW YORK, NEW YORK 10022
                                                                                    (212) 735-3000

                           --------------------------

    This statement is filed in connection with (check the appropriate box):

    /X/(a)The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    / /(b)The filing of a registration statement under the Securities Exchange
       Act of 1933.

    / /(c)A tender offer.

    / /(d)None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /


                           CALCULATION OF FILING FEE


                TRANSACTION VALUATION*:                                     AMOUNT OF FILING FEE**:
                    $681,315,342.30                                               $136,263.07



* For purposes of calculating fee only. This transaction applies to an aggregate of 22,639,875 shares of Big Flower common stock. The underlying value of the transaction of $681,315,342.30 has been calculated pursuant to Exchange Act Rule 0-11 by (a) multiplying $30.0936 (the average of the high and low prices of Big Flower common stock on November 2, 1999 on the New York Stock Exchange) by 22,639,875.


** 1/50 of 1% of Transaction Valuation, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended.

/X/  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

                  AMOUNT PREVIOUSLY PAID: __$152,974.73
                  FORM OR REGISTRATION NO.: FORM S-4 AND SCHEDULE 13E-3

                  FILING PARTY: BIG FLOWER HOLDINGS, INC.

                  DATE FILED: JULY 16, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

    This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") by Big Flower Holdings, Inc. ("Big Flower"), BFH Merger Corp. ("BFH Merger Corp."), Thomas H. Lee Equity Fund IV, L.P. ("THL Equity Fund IV"), THL Equity Advisors IV, LLC ("THL Advisors"), Evercore Partners L.L.C. ("Evercore Partners L.L.C."), Evercore Capital Partners L.P. ("Evercore Capital Partners"), Evercore Capital Partners (NQ) L.P. ("Evercore NQ"), Evercore Capital Offshore Partners L.P. (Cayman) ("Evercore Offshore"), EBF Group L.L.C. ("EBF Group") and the following executive officers and management directors of Big Flower: R. Theodore Ammon, Edward T. Reilly and Richard L. Ritchie. This transaction statement relates to the Amended and Restated Agreement and Plan of Merger, dated as of October 11, 1999 ("Merger Agreement"), between Big Flower and BFH Merger Corp., pursuant to which BFH Merger Corp. will be merged with and into Big Flower, with Big Flower as the surviving corporation. BFH Merger Corp. was formed by THL Equity Fund IV and Evercore Capital Partners and their respective affiliates for the purpose of consummating the merger.

    Under the terms, and subject to the conditions of the Merger Agreement, each outstanding share of Big Flower common stock, par value $0.01 per share ("Big Flower Common Stock"), other than shares held by Big Flower in its treasury or by one of its subsidiaries, certain shares retained by members of management in the merger, and shares for which appraisal rights are perfected in accordance with Delaware law, will be converted into the right to receive $31.50 in cash.


    On October 25, 1999, Big Flower mailed to its stockholders and filed with the Commission a definitive proxy statement on Schedule 14A (the "Proxy Statement") relating to the annual meeting of stockholders of Big Flower. At the Big Flower meeting, the stockholders of Big Flower will consider and vote upon: the adoption of the Merger Agreement, the election of two directors to the Big Flower board of directors, a proposal to permit the proxies, in their discretion, to adjourn the meeting for the sole purpose of soliciting more votes or proxies in favor of the Merger Agreement, and the ratification of the appointment of Deloitte & Touche LLP as Big Flower's independent certified public accountants. A copy of the Proxy Statement is attached hereto as Exhibit (d)(1), and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.



    Concurrently with the filing of this transaction statement, Big Flower is mailing to its stockholders and filing with the Commission a supplement to the Proxy Statement (the "Supplement"). Big Flower prepared the Supplement to provide further information to its stockholders regarding the merger and transactions related to the merger. A copy of the Supplement is attached hereto as Exhibit (d)(2).



    The Cross Reference Sheet herein is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement and Supplement that responds to each item of this statement. The information in the Proxy Statement and Supplement, including all exhibits thereto, is hereby expressly incorporated by reference to this transaction statement, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement and Supplement. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

                             CROSS-REFERENCE SHEET


                                 LOCATION IN PROXY STATEMENT (OR SUPPLEMENT, WHERE INDICATED)
ITEM OF SCHEDULE 13E-3           (INCORPORATED HEREIN BY REFERENCE)
----------------------           ------------------------------------------------------------


ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a)............................  Cover Page; "Description of Big Flower".

(b)............................  "Summary--The Big Flower Meeting"; "Market Price and
                                 Dividend Data--Number of Stockholders"; "The Big Flower
                                 Meeting--Voting".

(c)............................  "Special Factors--Effect of the Merger on Big Flower Capital
                                 Stock"; "Market Price and Dividend Data".

(d)............................  "Market Price and Dividend Data--Dividend Information".

(e)............................  "Market Price and Dividend Data".

(f)............................  Appendix E--"Transactions Involving Big Flower Common Stock
                                 by Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors
                                 IV, LLC, Evercore Partners L.L.C., Evercore Capital Partners
                                 L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital
                                 Offshore Partners L.P. (Cayman), EBF Group L.L.C., Big
                                 Flower and Executive Officers and Directors of Big Flower".

ITEM 2. IDENTITY AND BACKGROUND.


    This Transaction Statement is being filed by the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, jointly with BFH Merger Corp., Evercore Capital Partners, Evercore Partners L.L.C., Evercore NQ, Evercore Offshore, EBF Group, THL Equity Fund IV, THL Advisors, R. Theodore Ammon, Edward T. Reilly and Richard L. Ritchie.


(a)--(d).......................  "Questions and Answers About the Merger"; "Description of
                                 Big Flower"; "Description of BFH Merger Corp.--Thomas H. Lee
                                 Equity Fund IV"; "Description of BFH Merger Corp.--Evercore
                                 Capital Partners"; Appendix F--"Information Relating to
                                 Evercore Partners L.L.C., Evercore Capital Partners L.P.,
                                 Evercore Capital Partners (NQ) L.P., Evercore Capital
                                 Offshore Partners L.P. (Cayman), EBF Group L.L.C., Thomas H.
                                 Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC, and
                                 their Respective Principals, and the Executive Officers and
                                 Directors of BFH Merger Corp. and Big Flower".

(e)--(f).......................  None of the directors or executive officers of Big Flower,
                                 BFH Merger Corp., Evercore Capital Partners, Evercore
                                 Partners L.L.C., Evercore NQ, Evercore Offshore,
                                 EBF Group, THL Equity Fund IV or THL Advisors nor any of
                                 Thomas H. Lee, Roger C. Altman, Austin M. Beutner or David
                                 G. Offensend: (a) was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or
                                 similar proceedings) or (b) was a party to a civil
                                 proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is
                                 subject to a judgment, decree or final order enjoining
                                 further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                                 LOCATION IN PROXY STATEMENT (OR SUPPLEMENT, WHERE INDICATED)
ITEM OF SCHEDULE 13E-3           (INCORPORATED HEREIN BY REFERENCE)
----------------------           ------------------------------------------------------------


ITEM 2. IDENTITY AND BACKGROUND. (CONTINUED)

                                 LOCATION IN PROXY STATEMENT (OR SUPPLEMENT, WHERE INDICATED)
ITEM OF SCHEDULE 13E-3           (INCORPORATED HEREIN BY REFERENCE)
----------------------           ------------------------------------------------------------
(g)............................  Appendix F--"Information Relating to Evercore Partners
                                 L.L.C., Evercore Capital Partners L.P., Evercore Capital
                                 Partners (NQ) L.P., Evercore Capital Offshore Partners L.P.
                                 (Cayman), EBF Group L.L.C., Thomas H. Lee Equity Fund IV,
                                 L.P., THL Equity Advisors IV, LLC, and their Respective
                                 Principals, and the Executive Officers and Directors of BFH
                                 Merger Corp. and Big Flower".

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.


(a)(1).........................  Appendix E--"Transactions Involving Big Flower Common Stock
                                 by Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors
                                 IV, LLC, Evercore Partners L.L.C., Evercore Capital Partners
                                 L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital
                                 Offshore Partners L.P. (Cayman), EBF Group L.L.C., Big
                                 Flower and Executive Officers and Directors of Big Flower".

(a)(2).........................  "Special Factors--Background of the Merger"; Supplement:
                                 "Background of the Merger".

(b)............................  "Special Factors--Conflicts of Interest of Certain Members
                                 of the Big Flower Board of Directors and Management";
                                 "Special Factors--Background of the Merger"; Supplement:
                                 "Background of the Merger".


ITEM 4. TERMS OF THE TRANSACTION.


(a)............................  "Questions and Answers About the Merger"; "Summary";
                                 "Special Factors"; "The Merger Agreement"; "Description of
                                 Big Flower Capital Stock Following the Merger"; Appendix
                                 A--"Amended and Restated Agreement and Plan of Merger, dated as of October 11, 1999, between Big Flower Holdings, Inc.
                                 and BFH Merger Corp."; Supplement: "Additional Information
                                 Regarding the Rabbi Trust"; Supplement: "Additional
                                 Information Regarding Columbine JDS Systems and the Internet
                                 Investments".

(b)............................  "Questions and Answers About the Merger";
                                 "Summary--Conflicts of Interests of Management Members of
                                 the Big Flower Board and Management"; "Special
                                 Factors--Conflicts of Interest of Certain Members of the Big
                                 Flower Board of Directors and Management"; "The Merger
                                 Agreement--Consideration to Be Received in the Merger"; "The
                                 Merger Agreement--Covenants"; Supplement: "Additional
                                 Information Regarding the Rabbi Trust"; Supplement:
                                 "Additional Information Regarding Columbine JDS Systems and
                                 the Internet Investments".

                                 LOCATION IN PROXY STATEMENT (OR SUPPLEMENT, WHERE INDICATED)
ITEM OF SCHEDULE 13E-3           (INCORPORATED HEREIN BY REFERENCE)
----------------------           ------------------------------------------------------------


ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


(a)............................  "Summary"; "Special Factors--Background of the Merger";
                                 "Special Factors--Consequences of the Merger; Plans for Big
                                 Flower After the Merger"; "The Merger Agreement--Covenants;
                                 Columbine JDS Systems"; Appendix A--"Amended and Restated
                                 Agreement and Plan of Merger, dated as of October 11, 1999, between Big Flower Holdings, Inc. and BFH Merger Corp.";
                                 Supplement: "Additional Information Regarding Columbine JDS
                                 Systems and the Internet Investments"; Supplement:
                                 "Background of the Merger".

(b)............................  "Summary"; "Special Factors--Background of the Merger";
                                 "Special Factors--Consequences of the Merger; Plans for Big
                                 Flower After the Merger"; "The Merger Agreement--Covenants;
                                 Columbine JDS Systems"; "The Merger Agreement--Covenants;
                                 Internet Investments"; Appendix A--"Amended and Restated
                                 Agreement and Plan of Merger, dated as of October 11, 1999, between Big Flower Holdings, Inc. and BFH Merger Corp.";
                                 Supplement: "Additional Information Regarding Columbine JDS
                                 Systems and the Internet Investments"; Supplement:
                                 "Background of the Merger".

(c)............................  "Special Factors--Consequences of the Merger; Plans for Big
                                 Flower After the Merger"; "The Merger Agreement--Corporate
                                 Governance"; "Directors and Management of Big Flower
                                 Following the Merger".

(d)............................  "Special Factors--Source and Amount of Funds"; "Special
                                 Factors--Big Flower Press Debt Tender Offer";
                                 "Capitalization"; "Sources and Uses"; "Description of Big
                                 Flower Capital Stock Following the Merger"; "Market Price
                                 and Dividend Data--Dividend Information"; Supplement:
                                 "Additional Information Regarding the Rabbi Trust";
                                 Supplement: "Additional Information Regarding the Big Flower
                                 Press Debt Tender Offer".

(e)............................  "Description of Big Flower Capital Stock Following the
                                 Merger"; "Special Factors--Consequences of the Merger; Plans
                                 for Big Flower After the Merger"; "Special Factors--Source
                                 and Amount of Funds"; "Capitalization"; "Sources and Uses";
                                 Supplement: "Additional Information Regarding the Rabbi
                                 Trust".

(f)............................  "Special Factors--Effect of the Merger on Big Flower Capital
                                 Stock".

(g)............................  "Special Factors--Effect of the Merger on Big Flower Capital
                                 Stock".


ITEM 6. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


(a)............................  "Summary--Source and Amount of Funds and Other
                                 Consideration"; "Special Factors--Source and Amount of
                                 Funds"; "Sources and Uses".

(b)............................  "Special Factors--Fees and Expenses of the Merger"; "The
                                 Merger Agreement--Fees and Expenses"; Supplement:
                                 "Additional Information Regarding Fees and Expenses of the
                                 Merger".

                                 LOCATION IN PROXY STATEMENT (OR SUPPLEMENT, WHERE INDICATED)
ITEM OF SCHEDULE 13E-3           (INCORPORATED HEREIN BY REFERENCE)
----------------------           ------------------------------------------------------------


ITEM 6. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. (CONTINUED)

                                 LOCATION IN PROXY STATEMENT (OR SUPPLEMENT, WHERE INDICATED)
ITEM OF SCHEDULE 13E-3           (INCORPORATED HEREIN BY REFERENCE)
----------------------           ------------------------------------------------------------
(c)............................  "Special Factors--Source and Amount of Funds";
                                 "Capitalization"; "Sources and Uses".

(d)............................  Not Applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.


(a)............................  "Special Factors--Background of the Merger"; "Special
                                 Factors--Big Flower's Reasons for the Merger; Recommendation
                                 of the Big Flower Board of Directors"; Supplement:
                                 "Background of the Merger"; Supplement: "Additional
                                 Information Regarding Big Flower's Reasons for the Merger;
                                 Recommendation of the Big Flower Board of Directors".

(b)............................  "Special Factors--Background of the Merger"; "Special
                                 Factors--Big Flower's Reasons for the Merger; Recommendation
                                 of the Big Flower Board of Directors"; Supplement:
                                 "Background of the Merger"; Supplement: "Additional
                                 Information Regarding Big Flower's Reasons for the Merger;
                                 Recommendation of the Big Flower Board of Directors".

(c)............................  "Special Factors--Background of the Merger"; "Special
                                 Factors--Big Flower's Reasons for the Merger; Recommendation
                                 of the Big Flower Board of Directors"; Supplement:
                                 "Background of the Merger"; Supplement: "Additional
                                 Information Regarding Big Flower's Reasons for the Merger;
                                 Recommendation of the Big Flower Board of Directors";
                                 Supplement: "Additional Information Regarding Columbine JDS
                                 Systems and the Internet Investments".

(d)............................  "Questions and Answers About the Merger"; "Summary--What You
                                 Will Receive in the Merger"; "Summary--Conflicts of
                                 Interests of Management Members of the Big Flower Board and
                                 Management"; "Special Factors--Effect of the Merger on Big
                                 Flower Capital Stock"; "Capitalization"; "Sources and Uses";
                                 "United States Federal Income Tax Considerations"; "Special
                                 Factors--Accounting Treatment"; "Directors and Management of
                                 Big Flower Following the Merger".


ITEM 8. FAIRNESS OF THE TRANSACTION.


(a) and (b)....................  "Summary--Recommendation of the Big Flower Board"; "Special
                                 Factors--Background of the Merger"; "Special Factors--Big
                                 Flower's Reasons for the Merger; Recommendation of the Big
                                 Flower Board of Directors"; "Special Factors--Opinions of
                                 Big Flower's Financial Advisors"; "Special Factors--Fairness
                                 of the Merger"; Supplement: "Background of the Merger";
                                 Supplement: "Additional Information Regarding Big Flower's
                                 Reasons for the Merger; Recommendation of the Big Flower
                                 Board of Directors"; Supplement: "Additional Information
                                 Regarding Opinions of Big Flower's Financial Advisors";
                                 Supplement: "Additional Information Regarding the Fairness
                                 of the Merger".

                                 LOCATION IN PROXY STATEMENT (OR SUPPLEMENT, WHERE INDICATED)
ITEM OF SCHEDULE 13E-3           (INCORPORATED HEREIN BY REFERENCE)
----------------------           ------------------------------------------------------------


ITEM 8. FAIRNESS OF THE TRANSACTION. (CONTINUED)

                                 LOCATION IN PROXY STATEMENT (OR SUPPLEMENT, WHERE INDICATED)
ITEM OF SCHEDULE 13E-3           (INCORPORATED HEREIN BY REFERENCE)
----------------------           ------------------------------------------------------------
(c)............................  "The Big Flower Meeting--Voting"; "Special Factors--Fairness
                                 of the Merger".

(d)............................  "Special Factors--Background of the Merger"; "Special
                                 Factors--Big Flower's Reasons for the Merger; Recommendation
                                 of the Big Flower Board of Directors"; "Special
                                 Factors--Opinions of Big Flower's Financial Advisors";
                                 "Special Factors--Fairness of the Merger"; Supplement:
                                 "Background of the Merger"; Supplement: "Additional
                                 Information Regarding Big Flower's Reasons for the Merger;
                                 Recommendation of the Big Flower Board of Directors";
                                 Supplement: "Additional Information Regarding Opinions of
                                 Big Flower's Financial Advisors".

(e)............................  "Summary--Recommendation of the Big Flower Board"; "Special
                                 Factors--Background of the Merger"; "Special
                                 Factors--Conflicts of Interest of Certain Members of the Big
                                 Flower Board of Directors and Management"; "Special
                                 Factors--Fairness of the Merger"; "Special Factors--Big
                                 Flower's Reasons for the Merger; Recommendation of the Big
                                 Flower Board of Directors"; Supplement: "Background of the
                                 Merger"; Supplement: "Additional Information Regarding Big
                                 Flower's Reasons for the Merger; Recommendation of the Big
                                 Flower Board of Directors".

(f)............................  "Special Factors--Background of the Merger"; "Special
                                 Factors--Big Flower's Reasons for the Merger; Recommendation
                                 of the Big Flower Board of Directors"; Supplement:
                                 "Background of the Merger"; Supplement: "Additional
                                 Information Regarding Big Flower's Reasons for the Merger;
                                 Recommendation of the Big Flower Board of Directors".


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


(a)--(c).......................  "Summary--Opinions of Financial Advisors"; "Special
                                 Factors-- Background of the Merger"; "Special
                                 Factors--Opinions of Big Flower's Financial Advisors";
                                 Appendix B--"Opinion of Goldman, Sachs & Co., dated
                                 October 11, 1999"; Appendix C--"Opinion of Berenson Minella
                                 & Company, dated October 11, 1999"; Supplement: "Background of the Merger"; Supplement: "Additional Information
                                 Regarding Opinions of Big Flower's Financial Advisors";
                                 Supplement: "Additional Information Regarding the Fairness
                                 of the Merger".


ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a)............................  "Special Factors--Conflicts of Interest of Certain Members
                                 of the Big Flower Board of Directors and Management";
                                 "Directors and Management of Big Flower Following the
                                 Merger"; "Other Information for the Big Flower
                                 Meeting--Voting Securities and Principal Holders Thereof".

                                 LOCATION IN PROXY STATEMENT (OR SUPPLEMENT, WHERE INDICATED)
ITEM OF SCHEDULE 13E-3           (INCORPORATED HEREIN BY REFERENCE)
----------------------           ------------------------------------------------------------


ITEM 10. INTEREST IN SECURITIES OF THE ISSUER. (CONTINUED)

                                 LOCATION IN PROXY STATEMENT (OR SUPPLEMENT, WHERE INDICATED)
ITEM OF SCHEDULE 13E-3           (INCORPORATED HEREIN BY REFERENCE)
----------------------           ------------------------------------------------------------
(b)............................  Appendix E--"Transactions Involving Big Flower Common Stock
                                 by Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors
                                 IV, LLC, Evercore Partners L.L.C., Evercore Capital Partners
                                 L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital
                                 Offshore Partners L.P. (Cayman), EBF Group L.L.C., Big
                                 Flower and Executive Officers and Directors of Big Flower".

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

                                 "Summary--The Big Flower Meeting"; "The Big Flower Meeting--
                                 Voting"; "Special Factors--Conflicts of Interest of Certain
                                 Members of the Big Flower Board of Directors and
                                 Management"; "Special Factors-- Source and Amount of Funds";
                                 "Sources and Uses".

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.


(a)............................  "Summary--The Big Flower Meeting"; "Summary--Recommendation
                                 of the Big Flower Board"; "The Big Flower Meeting--Voting";
                                 "Special Factors--Conflicts of Interest of Certain Members
                                 of the Big Flower Board of Directors and Management";
                                 "Special Factors--Big Flower's Reasons for the Merger;
                                 Recommendation of the Big Flower Board of Directors";
                                 "Special Factors--Source and Amount of Funds"; "Special
                                 Factors--Fairness of the Merger"; Supplement: "Additional
                                 Information Regarding the Rabbi Trust"; Supplement:
                                 "Additional Information Regarding Reasons for the Merger;
                                 Recommendation of the Big Flower Board of Directors";
                                 Supplement: "Additional Information Regarding the Fairness
                                 of the Merger".

(b)............................  "Summary--Recommendation of the Big Flower Board"; "The Big
                                 Flower Meeting--General"; "Special Factors--Big Flower's
                                 Reasons for the Merger; Recommendation of the Big Flower
                                 Board of Directors"; "Special Factors--Fairness of the
                                 Merger"; Supplement: "Additional Information Regarding
                                 Reasons for the Merger; Recommendation of the Big Flower
                                 Board of Directors"; Supplement: "Additional Information
                                 Regarding the Fairness of the Merger".


ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a)............................  "Summary--Appraisal Rights"; "Appraisal Rights"; Appendix
                                 D-- "Section 262 of the Delaware General Corporation Law".

(b)............................  Not Applicable.

(c)............................  Not Applicable.

                                 LOCATION IN PROXY STATEMENT (OR SUPPLEMENT, WHERE INDICATED)
ITEM OF SCHEDULE 13E-3           (INCORPORATED HEREIN BY REFERENCE)
----------------------           ------------------------------------------------------------


ITEM 14. FINANCIAL INFORMATION.

                                 Pursuant to General Instruction D to Schedule 13E-3, Big
                                 Flower's Annual Report on Form 10-K for the year ended
                                 December 31, 1998 and its Quarterly Report on Form 10-Q for
                                 the quarters ended March 31, 1999 and June 30, 1999 are
                                 incorporated by reference in the Proxy Statement. Big
                                 Flower's audited financial statements for the periods
                                 covered by the Form 10-K and unaudited financial statements for the periods covered by the Forms 10-Q are incorporated herein by reference.

(a) and (b)....................  "Summary--Selected Historical Financial Data".

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


(a)............................  "Summary"; "The Big Flower Meeting--Solicitation of
                                 Proxies"; "Special Factors--Background of the Merger";
                                 "Special Factors--Consequences of the Merger; Plans for Big
                                 Flower After the Merger"; "The Merger Agreement--Covenants;
                                 Columbine JDS Systems"; "The Merger Agreement--Covenants;
                                 Internet Investments"; Appendix A--"Amended and Restated
                                 Agreement and Plan of Merger, dated as of October 11, 1999, between Big Flower Holdings, Inc. and BFH Merger Corp.";
                                 Supplement: "Additional Information Regarding Columbine JDS
                                 Systems and the Internet Investments".

(b)............................  "The Big Flower Meeting--Solicitation of Proxies".


ITEM 16. ADDITIONAL INFORMATION.


                                 The Proxy Statement and Supplement and the Appendices and
                                 Exhibits attached thereto.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit(a)   (1) Senior Credit Facility Commitment Letter from the The
             Chase Manhattan Bank, Bankers Trust Company, Bank of
                 America, N.A., Chase Securities Inc. and Deutsche Bank
                 Securities Inc. to BFH Merger Corp, dated October 11,
                 1999.*

             (2) Bridge Loan Commitment Letter from Bankers Trust
             Corporation, The Chase Manhattan Bank and Nationsbridge,
                 L.L.C. to BFH Merger Corp., dated October 11, 1999.*

             (3) Mezzanine Financing Commitment Letter from Thomas H. Lee
             Equity Fund IV, L.P. to BFH Merger Corp., dated October 11,
                 1999.*

             (4) Alternative Senior Credit Facility Commitment Letter from The Chase Manhattan Bank, Bankers Trust Company, Bank of America, N.A., Chase Securities Inc. and Deutsche
                 Bank Securities Inc. to BFH Merger Corp., dated
                 October 24, 1999**

             (5) Alternative Bridge Loan Commitment Letter from Bankers
             Trust Corporation, The Chase Manhattan Bank and
                 Nationsbridge, L.L.C. to BFH Merger Corp., dated
                 October 22, 1999.**

             (6) Alternative Mezzanine Financing Commitment Letter from
             Thomas H. Lee Equity Fund IV, L.P. to BFH Merger Corp.,
                 dated October 24, 1999.**

Exhibit(b)   (1) Opinion of Goldman Sachs & Co., dated October 11, 1999
             (included as Appendix B to the Proxy Statement).

             (2) Financial analysis presentation materials prepared by Goldman Sachs & Co. for the Big Flower Board of Directors,
                 dated October 2, 1999.*

             (3) Opinion of Berenson Minella & Company dated October 11,
             1999 (included as Appendix C to the Proxy statement).

             (4) Financial analysis presentation materials prepared by Berenson Minella & Company in connection with providing its opinion to the Big Flower Board of Directors dated
                 October 7, 1999.*

             (5) Strategic Discussion Materials prepared by Chase
             Securities Inc. for Thomas H. Lee Equity Fund IV and BFH
                 Merger Corp., dated April 29, 1999.***

             (6) Strategic Discussion Materials prepared by Chase
             Securities Inc. for Thomas H. Lee Equity Fund IV and BFH
                 Merger Corp., dated May 12, 1999.***

             (7) Update to Strategic Discussion Materials, prepared by
             Chase Securities Inc. for Thomas H. Lee Equity Fund IV and
                 BFH Merger Corp., dated September 28, 1999.***

Exhibit(c)   Equity Contribution Commitment Letter from Thomas H. Lee
             Equity Fund IV, L.P. and Evercore Capital Partners L.P.,
             dated October 11, 1999.*

Exhibit(d)   (1) Definitive Proxy Statement on Schedule 14A of Big Flower
                 Holdings, Inc.**

             (2) Supplement to Definitive Proxy Statement on Schedule 14A of Big Flower Holdings, Inc. ***

Exhibit(e)   Section 262 of the Delaware General Corporation Law
             (included as Appendix D to the Proxy Statement).

Exhibit(f)   Not Applicable

------------------------


* Filed with Amendment Number 1 to the Big Flower Holdings, Inc. Schedule 13E-3 on October 14, 1999.



** Filed with Amendment Number 2 to the Big Flower Holdings, Inc. Schedule 13E-3 on October 25, 1999.



*** Filed herewith.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a) The information set forth in the Cover Page and "Description of Big Flower" of the Proxy Statement is incorporated herein by reference.

    (b) The information set forth in "Summary--The Big Flower Meeting"; "Market Price and Dividend Data--Number of Stockholders"; and "Big Flower Meeting--Voting" of the Proxy Statement is incorporated herein by reference.

    (c) The information set forth in "Special Factors--Effect of the Merger on Big Flower Capital Stock"; and "Market Price and Dividend Data" of the Proxy Statement is incorporated herein by reference.

    (d) The information set forth in "Market Price and Dividend Data--Dividend Information" of the Proxy Statement is incorporated herein by reference.

    (e) The information set forth in "Market Price and Dividend Data" of the Proxy Statement is incorporated herein by reference.

    (f) The information set forth in Appendix E--"Transactions Involving Big Flower Common Stock by Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC, Evercore Partners L.L.C., Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore Partners L.P. (Cayman), EBF Group L.L.C., Big Flower and Executive Officers and Directors of Big Flower" of the Proxy Statement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    This Transaction Statement is being filed by the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, jointly with BFH Merger Corp., Evercore Capital Partners, Evercore Partners L.L.C., Evercore NQ, Evercore Offshore, EBF Group, THL Equity Fund IV, THL Advisors, A. Theodore Ammon, Edward T. Reilly and Richard L. Ritchie.

    (a)--(d) The information set forth in "Questions and Answers About the Merger"; "Description of Big Flower"; "Description of BFH Merger Corp.--Thomas H. Lee Equity Fund IV"; "Description of BFH Merger Corp.--Evercore Capital Partners"; and Appendix F--"Information Relating to Evercore Partners L.L.C., Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore Partners L.P. (Cayman), EBF Group L.L.C., Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC, and their Respective Principals, and the Executive Officers and Directors of BFH Merger Corp. and Big Flower" of the Proxy Statement is incorporated herein by reference.

    (e)--(f) None of the directors or executive officers of Big Flower, BFH Merger Corp., Evercore Capital Partners, Evercore Partners L.L.C., Evercore NQ, Evercore Offshore, EBF Group, THL Equity Fund IV or THL Advisors nor any of Thomas H. Lee, Roger Altman, Austin M. Beutner or David G. Offensend: (a) was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar proceedings) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    (g) The information set forth in Appendix F--"Information Relating to Evercore Partners L.L.C., Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore Partners L.P. (Cayman), EBF Group L.L.C., Thomas H. Lee

            Equity Fund IV, L.P., THL Equity Advisors IV, LLC, and their Respective Principals, and the Executive Officers and Directors of BFH Merger Corp. and Big Flower" of the Proxy Statement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.


    (a)(1) The information set forth in Appendix E--"Transactions Involving Big Flower Common Stock by Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC, Evercore Partners L.L.C., Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore Partners L.P. (Cayman), EBF Group L.L.C., Big Flower and Executive Officers and Directors of Big Flower" of the Proxy Statement, is incorporated herein by reference.



    (a)(2) The information set forth in "Special Factors--Background of the Merger" of the Proxy Statement, and "Background of the Merger" of the Supplement, is incorporated herein by reference.



    (b) The information set forth in "Special Factors--Conflicts of Interest of Certain Members of the Big Flower Board of Directors and Management"; and "Special Factors--Background of the Merger" of the Proxy Statement, and "Background of the Merger" of the Supplement, is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.


    (a) The information set forth in "Questions and Answers About the Merger"; "Summary"; "Special Factors"; "The Merger Agreement"; "Description of Big Flower Capital Stock Following the Merger"; and Appendix A--"Amended and Restated Agreement and Plan of Merger, dated as of October 11, 1999, between Big Flower Holdings, Inc. and BFH Merger Corp." of the Proxy Statement, and "Additional Information Regarding the Rabbi Trust"; and "Additional Information Regarding Columbine JDS Systems and the Internet Investments" of the Supplement, is incorporated herein by reference.



    (b) The information set forth in "Questions and Answers About the Merger"; "Summary--Conflicts of Interest of Management Members of the Big Flower Board and Management"; "Special Factors--Conflicts of Interest of Certain Members of the Big Flower Board of Directors and Management"; "The Merger Agreement--Consideration to Be Received in the Merger"; and "The Merger Agreement--Covenants" of the Proxy Statement, and "Additional Information Regarding the Rabbi Trust"; and "Additional Information Regarding Columbine JDS Systems and the Internet Investments" of the Supplement, is incorporated herein by reference.


ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


    (a) The information set forth in "Summary"; "Special Factors--Background of the Merger"; "Special Factors--Consequences of the Merger; Plans for Big Flower After the Merger"; "The Merger Agreement--Covenants; Columbine JDS Systems"; Appendix A--"Amended and Restated Agreement and Plan of Merger, dated as of October 11, 1999, between Big Flower Holdings, Inc. and BFH Merger Corp." of the Proxy Statement, and "Additional Information Regarding Columbine JDS Systems and the Internet Investments"; and "Background of the Merger" of the Supplement, is incorporated herein by reference.

    (b) The information set forth in "Summary"; "Special Factors--Background of the Merger" "Special Factors--Consequences of the Merger; Plans for Big Flower After the Merger"; "The Merger Agreement--Covenants; Columbine JDS Systems"; "The Merger Agreement--Covenants; Internet Investments"; Appendix A--"Amended and Restated Agreement and Plan of Merger, dated as of October 11, 1999, between Big Flower Holdings, Inc. and BFH Merger Corp." of the Proxy Statement, and "Additional Information Regarding Columbine JDS Systems and the Internet Investments"; and "Background of the Merger" of the Supplement, is incorporated herein by reference.


    (c) The information set forth in "Special Factors--Consequences of the Merger; Plans for Big Flower After the Merger"; "The Merger Agreement--Corporate Governance"; and "Directors and Management of Big Flower Following the Merger" of the Proxy Statement is incorporated herein by reference.


    (d) The information set forth in "Special Factors--Source and Amount of Funds"; "Special Factors--Big Flower Press Debt Tender Offer"; "Capitalization"; "Sources and Uses"; "Description of Big Flower Capital Stock Following the Merger"; and "Market Price and Dividend Data--Dividend Information" of the Proxy Statement, and "Additional Information Regarding the Rabbi Trust"; and "Additional Information Regarding the Big Flower Press Debt Tender Offer" of the Supplement, is incorporated herein by reference.



    (e) The information set forth in "Description of Big Flower Capital Stock Following the Merger"; "Special Factors--Consequences of the Merger; Plans for Big Flower After the Merger"; "Special Factors--Source and Amount of Funds"; "Capitalization"; and "Sources and Uses" of the Proxy Statement, and "Additional Information Regarding the Rabbi Trust" of the Supplement, is incorporated herein by reference.


    (f) The information set forth in "Special Factors--Effect of the Merger on Big Flower Capital Stock" of the Proxy Statement is incorporated herein by reference.

    (g) The information set forth in "Special Factors--Effect of the Merger on Big Flower Capital Stock" of the Proxy Statement is incorporated herein by reference.

ITEM 6. SOURCES AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

    (a) The information set forth in "Summary--Source and Amount of Funds and Other Consideration"; "Special Factors--Source and Amount of Funds"; and "Sources and Uses" of the Proxy Statement is incorporated herein by reference.


    (b) The information set forth in "Special Factors--Fees and Expenses of the Merger"; and "The Merger Agreement--Fees and Expenses" of the Proxy Statement, and "Additional Information Regarding Fees and Expenses of the Merger" of the Supplement, is incorporated herein by reference.


    (c) The information set forth in "Special Factors--Source and Amount of Funds"; "Capitalization"; and "Sources and Uses" of the Proxy Statement is incorporated herein by reference.

    (d) Not Applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.


    (a) The information set forth in "Special Factors--Background of the Merger"; and "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Proxy Statement, and "Background of the Merger"; and "Additional Information Regarding Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Supplement, is incorporated herein by reference.



    (b) The information set forth in "Special Factors--Background of the Merger"; and "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Proxy Statement, and "Background of the Merger"; and "Additional Information Regarding Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Supplement, is incorporated herein by reference.



    (c) The information set forth in "Special Factors--Background of the Merger"; and "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Proxy Statement, and "Background of the Merger"; "Additional Information Regarding Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors"; and "Additional Information Regarding Columbine JDS Systems and the Internet Investments" of the Supplement, is incorporated herein by reference.



    (d) The information set forth in "Questions and Answers About the Merger"; "Summary--What You Will Receive in the Merger"; "Summary--Conflicts of Interests of Management Members of the Big Flower Board and Management"; "Special Factors--Consequences of the Merger; Plans for Big Flower After the Merger"; "Special Factors--Effect of the Merger on Big Flower Capital Stock"; "Capitalization"; "Sources and Uses"; "United States Federal Income Tax Considerations"; "Special Factors--Accounting Treatment"; and "Directors and Management of Big Flower Following the Merger" of the Proxy Statement is incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.


    (a)--(b) The information set forth in "Summary--Recommendation of the Big Flower Board"; "Special Factors--Background of the Merger"; "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors"; "Special Factors--Opinions of Big Flower's Financial Advisors"; and "Special Factors--Fairness of the Merger" of the Proxy Statement, and "Background of the Merger"; "Additional Information Regarding Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors"; "Additional Information Regarding Opinions of Big Flower's Financial Advisors"; and "Additional Information Regarding the Fairness of the Merger" of the Supplement, is incorporated herein by reference.



    (c) The information set forth in "The Big Flower Meeting--Voting"; and "Special Factors--Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.



    (d) The information set forth in "Special Factors--Background of the Merger"; "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors"; "Special Factors--Opinions of Big Flower's Financial Advisors"; and "Special Factors--Fairness of the Merger" of the Proxy Statement, and "Background of the Merger"; "Additional Information Regarding Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors"; and "Additional Information Regarding Opinions of Big Flower's Financial Advisors" of the Supplement, is incorporated herein by reference.

    (e) The information set forth in "Summary--Recommendation of the Big Flower Board"; "Special Factors--Background of the Merger"; "Special Factors--Conflicts of Interest of Certain Members of the Big Flower Board of Directors and Management"; "Special Factors--Fairness of the Merger"; and "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Proxy Statement, and "Background of the Merger"; "Additional Information Regarding Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Supplement, is incorporated herein by reference.



    (f) The information set forth in "Special Factors--Background of the Merger"; and "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Proxy Statement, and "Background of the Merger"; "Additional Information Regarding Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Supplement, is incorporated herein by reference.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


    (a)--(c) The information set forth in "Summary--Opinions of Financial Advisors"; "Special Factors--Background of the Merger"; "Special Factors--Opinions of Big Flower's Financial Advisors";
             Appendix B--"Opinion of Goldman, Sachs & Co., dated October 11, 1999"; and Appendix C--"Opinion of Berenson Minella & Company, dated October 11, 1999" of the Proxy Statement, and "Background of the Merger"; "Additional Information Regarding Opinions of Big Flower's Financial Advisors"; and "Additional Information Regarding the Fairness of the Merger" of the Supplement, is incorporated herein by reference.


ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    (a) The information set forth in "Special Factors--Conflicts of Interest of Certain Members of the Big Flower Board of Directors and Management"; "Directors and Management of Big Flower Following the Merger"; and "Other Information for the Big Flower Meeting--Voting Securities and Principal Holders Thereof" of the Proxy Statement is incorporated herein by reference.

    (b) The information set forth in Appendix E--"Transactions Involving Big Flower Common Stock by Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC, Evercore Partners L.L.C., Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore Partners L.P. (Cayman), EBF Group L.L.C., Big Flower and Executive Officers and Directors of Big Flower" of the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "Summary--The Big Flower Meeting"; "The Big Flower Meeting--Voting"; "Special Factors--Conflicts of Interest of Certain Members of the Big Flower Board of Directors and Management"; "Special Factors--Source and Amount of Funds"; and "Sources and Uses" of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.


    (a) The information set forth in "Summary--The Big Flower Meeting"; "Summary--Recommendation of the Big Flower Board"; "The Big Flower Meeting--Voting"; "Special Factors--Conflicts of Interest of Certain Members of the Big Flower Board of Directors and Management"; "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors"; "Special Factors--Source and Amount of Funds"; and "Special Factors--Fairness of the Merger" of the Proxy Statement, and "Additional Information Regarding the Rabbi Trust"; "Additional Information Regarding Reasons for the Merger; Recommendation of the Big Flower Board of Directors"; and "Additional Information Regarding the Fairness of the Merger" of the Supplement, is incorporated herein by reference.



    (b) The information set forth in "Summary--Recommendation of the Big Flower Board"; "The Big Flower Meeting--General"; "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors"; and "Special Factors--Fairness of the Merger" of the Proxy Statement, and "Additional Information Regarding Reasons for the Merger; Recommendation of the Big Flower Board of Directors"; and "Additional Information Regarding the Fairness of the Merger" of the Supplement, is incorporated herein by reference.


ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

    (a) The information set forth in "Summary--Appraisal Rights"; "Appraisal Rights"; and Appendix D--"Section 262 of the Delaware General Corporation Law" of the Proxy Statement is incorporated herein by reference.

    (b) Not Applicable.

    (c) Not Applicable.

ITEM 14. FINANCIAL INFORMATION.

    Pursuant to General Instruction D to Schedule 13E-3, Big Flower's Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999 are incorporated by reference in the Proxy Statement. Big Flower's audited financial statements for the periods covered by the Form 10-K and unaudited financial statements for the periods covered by the Forms 10-Q are incorporated herein by reference.

    (a)--(b) The information set forth in "Summary--Selected Historical Financial Data".

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


    (a) The information set forth in "Summary"; "The Big Flower Meeting--Solicitation of Proxies"; "Special Factors--Background of the Merger"; "Special Factors--Consequences of the Merger; Plans for Big Flower After the Merger"; "The Merger Agreement--Covenants; Columbine JDS Systems"; "The Merger Agreement--Covenants; Internet Investments"; Appendix A--"Amended and Restated Agreement and Plan of Merger, dated as of October 11, 1999, between Big Flower Holdings, Inc. and BFH Merger Corp." of the Proxy Statement, and "Additional Information Regarding Columbine JDS Systems and the Internet Investments" of the Supplement, is incorporated herein by reference.


    (b) The information set forth in "The Big Flower Meeting--Solicitation of Proxies" of the Proxy Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.


    The Proxy Statement and Supplement and the Appendices and Exhibits attached thereto are incorporated herein by reference.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit(a)   (1) Senior Credit Facility Commitment Letter from the The
             Chase Manhattan Bank, Bankers Trust Company, Bank of
                 America, N.A., Chase Securities Inc. and Deutsche Bank
                 Securities Inc. to BFH Merger Corp, dated October 11,
                 1999.*
             (2) Bridge Loan Commitment Letter from Bankers Trust
             Corporation, The Chase Manhattan Bank and Nationsbridge,
                 L.L.C. to BFH Merger Corp., dated October 11, 1999.*
             (3) Mezzanine Financing Commitment Letter from Thomas H. Lee
             Equity Fund IV, L.P. to BFH Merger Corp., dated October 11,
                 1999.*
             (4) Alternative Senior Credit Facility Commitment Letter
             from The Chase Manhattan Bank, Bankers Trust Company, Bank of America, N.A., Chase Securities Inc. and Deutsche
                 Bank Securities Inc. to BFH Merger Corp., dated
                 October 24, 1999**
             (5) Alternative Bridge Loan Commitment Letter from Bankers
             Trust Corporation, The Chase Manhattan Bank and
                 Nationsbridge, L.L.C. to BFH Merger Corp., dated
                 October 22, 1999.**
             (6) Alternative Mezzanine Financing Commitment Letter from
             Thomas H. Lee Equity Fund IV, L.P. to BFH Merger Corp.,
                 dated October 24, 1999.**
Exhibit(b)   (1) Opinion of Goldman Sachs & Co., dated October 11, 1999
             (included as Appendix B to the Proxy Statement).
             (2) Financial analysis presentation materials prepared by
             Goldman Sachs & Co. for the Big Flower Board of Directors,
                 dated October 2, 1999.*
             (3) Opinion of Berenson Minella & Company dated October 11,
             1999 (included as Appendix C to the Proxy statement).
             (4) Financial analysis presentation materials prepared by
             Berenson Minella & Company in connection with providing its opinion to the Big Flower Board of Directors dated
                 October 7, 1999.*
             (5) Strategic Discussion Materials prepared by Chase
             Securities Inc. for Thomas H. Lee Equity Fund IV and BFH
                 Merger Corp., dated April 29, 1999.***
             (6) Strategic Discussion Materials prepared by Chase
             Securities Inc. for Thomas H. Lee Equity Fund IV and BFH
                 Merger Corp., dated May 12, 1999.***
             (7) Update to Strategic Discussion Materials, prepared by
             Chase Securities Inc. for Thomas H. Lee Equity Fund IV and
                 BFH Merger Corp., dated September 28, 1999.***
Exhibit(c)   Equity Contribution Commitment Letter from Thomas H. Lee
             Equity Fund IV, L.P. and Evercore Capital Partners L.P.,
             dated October 11, 1999.*
Exhibit(d)   (1) Definitive Proxy Statement on Schedule 14A of Big Flower
             Holdings, Inc.**
             (2) Supplement to Definitive Proxy Statement on
             Schedule 14A of Big Flower Holdings, Inc.***
Exhibit(e)   Section 262 of the Delaware General Corporation Law
             (included as Appendix D to the Proxy Statement).
Exhibit(f)   Not Applicable


------------------------


* Filed with Amendment Number 1 to the Big Flower Holdings, Inc. Schedule 13E-3 on October 14, 1999.



** Filed with Amendment Number 2 to the Big Flower Holdings, Inc. Schedule 13E-3 on October 25, 1999.



*** Filed herewith.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 3, 1999



                                                       BFH MERGER CORP.

                                                       By:  /s/ ANTHONY DINOVI
                                                            -----------------------------------------
                                                            Name: Anthony DiNovi
                                                            Title:  Chairman of the Board

                                                       THOMAS H. LEE EQUITY FUND IV, L.P.

                                                       By: THL Equity Advisors IV, LLC
                                                          General Partner


                                                          By:  /s/ ANTHONY DINOVI
                                                               --------------------------------------
                                                               Name: Anthony DiNovi
                                                               Title:  Managing Director

                                                       THL EQUITY ADVISORS IV, LLC

                                                       By:  /s/ ANTHONY DINOVI
                                                            -----------------------------------------
                                                            Name: Anthony DiNovi
                                                            Title:  Managing Director

                                                       EVERCORE PARTNERS L.L.C.

                                                       By:  /s/ AUSTIN M. BEUTNER
                                                            -----------------------------------------
                                                            Name: Austin M. Beutner
                                                            Title: Managing Member

                                                       EVERCORE CAPITAL PARTNERS L.P.
                                                       EVERCORE CAPITAL PARTNERS (NQ) L.P.
                                                       EVERCORE CAPITAL OFFSHORE PARTNERS L.P.
                                                       (CAYMAN)
                                                       EBF GROUP L.L.C.

                                                       By:  EVERCORE PARTNERS L.L.C., their general
                                                            partner

                                                       By:  /s/ AUSTIN M. BEUTNER
                                                            -----------------------------------------
                                                            Name: Austin M. Beutner
                                                            Title: Managing Member

                                                       BIG FLOWER HOLDINGS, INC.

                                                       By:  /s/ MARK A. ANGELSON
                                                            -----------------------------------------
                                                            Name: Mark A. Angelson
                                                            Title: Executive Vice President--Office of
                                                            the Chairman, General Counsel and
                                                                   Secretary

                                                                      /s/ R. THEODORE AMMON
                                                            -----------------------------------------
                                                                        R. Theodore Ammon

                                                                       /s/ EDWARD T. REILLY
                                                            -----------------------------------------
                                                                         Edward T. Reilly

                                                                      /s/ RICHARD L. RITCHIE
                                                            -----------------------------------------
                                                                        Richard L. Ritchie

                                 EXHIBIT INDEX


Exhibit(a)   (1) Senior Credit Facility Commitment Letter from the The
             Chase Manhattan Bank, Bankers Trust Company, Bank of
                 America, N.A., Chase Securities Inc. and Deutsche Bank
                 Securities Inc. to BFH Merger Corp, dated October 11,
                 1999.*
             (2) Bridge Loan Commitment Letter from Bankers Trust
             Corporation, The Chase Manhattan Bank and Nationsbridge,
                 L.L.C. to BFH Merger Corp., dated October 11, 1999.*
             (3) Mezzanine Financing Commitment Letter from Thomas H. Lee
             Equity Fund IV, L.P. to BFH Merger Corp., dated October 11,
                 1999.*
             (4) Alternative Senior Credit Facility Commitment Letter
             from The Chase Manhattan Bank, Bankers Trust Company, Bank of America, N.A., Chase Securities Inc. and Deutsche
                 Bank Securities Inc. to BFH Merger Corp., dated
                 October 24, 1999**
             (5) Alternative Bridge Loan Commitment Letter from Bankers
             Trust Corporation, The Chase Manhattan Bank and
                 Nationsbridge, L.L.C. to BFH Merger Corp., dated
                 October 22, 1999.**
             (6) Alternative Mezzanine Financing Commitment Letter from
             Thomas H. Lee Equity Fund IV, L.P. to BFH Merger Corp.,
                 dated October 24, 1999.**
Exhibit(b)   (1) Opinion of Goldman Sachs & Co., dated October 11, 1999
             (included as Appendix B to the Proxy Statement).
             (2) Financial analysis presentation materials prepared by
             Goldman Sachs & Co. for the Big Flower Board of Directors,
                 dated October 2, 1999.*
             (3) Opinion of Berenson Minella & Company dated October 11,
             1999 (included as Appendix C to the Proxy statement).
             (4) Financial analysis presentation materials prepared by
             Berenson Minella & Company in connection with providing its opinion to the Big Flower Board of Directors dated
                 October 7, 1999.*
             (5) Strategic Discussion Materials prepared by Chase
             Securities Inc. for Thomas H. Lee Equity Fund IV and BFH
                 Merger Corp., dated April 29, 1999.***
             (6) Strategic Discussion Materials prepared by Chase
             Securities Inc. for Thomas H. Lee Equity Fund IV and BFH
                 Merger Corp., dated May 12, 1999.***
             (7) Update to Strategic Discussion Materials, prepared by
             Chase Securities Inc. for Thomas H. Lee Equity Fund IV and
                 BFH Merger Corp., dated September 28, 1999.***
Exhibit(c)   Equity Contribution Commitment Letter from Thomas H. Lee
             Equity Fund IV, L.P. and Evercore Capital Partners L.P.,
             dated October 11, 1999.*
Exhibit(d)   (1) Definitive Proxy Statement on Schedule 14A of Big Flower
                 Holdings, Inc.**
             (2) Supplement to Definitive Proxy Statement on
             Schedule 14A of Big Flower Holdings, Inc.***
Exhibit(e)   Section 262 of the Delaware General Corporation Law
             (included as Appendix D to the Proxy Statement).
Exhibit(f)   Not Applicable


------------------------


* Filed with Amendment Number 1 to the Big Flower Holdings, Inc. Schedule 13E-3 on October 14, 1999.



**  Filed with Amendment Number 2 to the Big Flower Holdings, Inc.
    Schedule 13E-3 on October 25, 1999.



*** Filed herewith.